Nevada Canyon Gold Corp.

316 California Avenue, Suite 543

Reno, NV 89509

April 7, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:	Nevada Canyon Gold Corp.
Request for Withdrawal of Amendment to Offering Statement on Form 1-A filed using form type 1-A/A (File No. 024-11911)

Ladies and Gentlemen:

On behalf of Nevada Canyon Gold Corp. (the “Company”), we hereby respectfully submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On April 3, 2023, the Company filed with the SEC (via EDGAR) an Amendment to Offering Statement on Form 1-A (File No. 024-11911) using form type “1-A/A” (accession no. 0001493152-23-010653) (the “Erroneously Filed Amendment”) instead of on form “1-A POS”.

The Company hereby withdraws the Erroneously Filed Amendment filed on April 3, 2023. The Company has refiled the Amendment to Offering Statement on Form 1-A under form type “1-A POS” on April 7, 2023 to correct this error. For purposes of clarity, the Company is withdrawing the Erroneously Filed Amendment only and no other filing.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at 778-839-2909.

Sincerely,

/s/ Jeffrey C. Cocks
Chief Executive Officer